Filed by: HomeStreet, Inc. Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended Subject Company: HomeStreet, Inc. Commission File No.: 001-35424 The following is a transcript of a HomeStreet employee call led by Mark Mason, CEO, on June 17, 2025, in connection with the proposed transaction between HomeStreet, Inc. and Mechanics Bank.

HomeStreet Employee Update June 17, 2025: Mark Mason: Good afternoon and thank you for joining me. As always, everyone’s camera and microphone will be muted during the call today. If you’d like to ask a question you can do so directly through WebEx by clicking on the chat pane to the right of your screen at any time or through e-mail at asktheceo@homestreet.com. Sorry, making sure I’m set up here correctly. Bear with me one sec. Alright, let’s see if that works. I encourage you, of course, to ask questions and welcome your feedback, but if you would prefer to remain anonymous, please say so at the beginning of your question. Also again, a transcript of this call will be filed with the SEC given our pending merger with Mechanics Bank. As such, if you ask a question and do not request that your name be withheld, it will appear in the public filing. Let’s start this month’s call with an update on the outcome of our annual shareholders meeting. The preliminary vote of HomeStreet, Inc. shareholders resulted in 1) the re- election of all of our great eight board of directors, including myself, 2) the compensation of the named executives for last year, and 3) and they ratified the appointment of our independent registered public accounting firm for the fiscal year ending December 31st, 2025. As part of that meeting, I also shared some of our strategic activities and our results for 2024 and the first quarter of this year. I mentioned our strategic decision to sell $990 million of multi-family loans in the 4th quarter of last year, which allowed us to reposition our balance sheet and accelerated our return to profitability. I explained that as a result of the loan sale, we improved our liquidity position, increased our available contingent funding, and reduced our commercial real estate concentrations and as well as our loan to deposit ratio. I shared that in the first quarter of this year, we realized, on a stand-alone basis, $1.1 million in net income, achieving our strategic goal of returning HomeStreet Bank to profitability. Lastly, I stated that given the scheduled repricing of our remaining multi-family and other commercial real estate loans, future anticipated reductions in borrowings, the repricing of our term deposits to lower rates, and continued very effective non-interest expense management, we anticipate core earnings this year and continued growth in earnings for the foreseeable future. I want to personally thank all of you for your contributions, support, and continued commitment to HomeStreet. We would not be in positive earnings territory without it and without your dedication. If you are a shareholder and participated in this year’s vote, I thank you also. You may also be wondering when the HomeStreet shareholders will be asked to approve the agreement of our merger with Mechanics Bank. We are currently in the process of completing the S-4 filing and proxy that will be provided as part of a special shareholders meeting. This meeting is expected to be held sometime next month. If approval is granted, that day will be an exciting milestone towards closing the merger. The next major milestone will be the required regulatory approvals. We continue to estimate a legal day one of August the 1st, though there is the possibility that date will slip. Having said that, let’s continue to press forward with our eye on August the 1st. The worst case would be that activities get done earlier than needed, which of course is not a bad thing. Speaking of the merger, our combined workstreams continue to make great progress. The teams are working hard on their respective plans for operational readiness to ensure the integration is on track for legal day one. Each team has been presenting their operating model updates by department and while most are staying the same for Legal Day one, decisions continue to be made in collaboration with our Mechanics Bank counterparts regarding which systems, business practices, policies and procedures will prevail once we become one bank. I understand many of these choices are not easy and I appreciate everyone’s focus on conducting your analysis in an objective manner with an eye towards ensuring the best long-term solutions are chosen. To provide context, let me share some numbers: for legal day one, there are more than 500 related tasks. Of those, only two are delayed and only 28 are at risk of slipping. 36 are either completed or on track, and 220 are slated for completion in the future. Clearly there is an incredible amount of work being accomplished and this is on top of everyone’s regular, day jobs. I do understand that. C.J. Johnson and I thank you for your service and please continue to keep up the good work. Also related to the merger, I know many of you are interested to know when you will be notified about the status of your own position. Job notifications are anticipated to occur on legal day one and unless told otherwise in advance, you should expect a notice period of at least 30 days post legal day one. That means that every HomeStreet employee will be employed by Mechanics Bank for at least 30 days after legal day one with the exception of certain Executives like me. I know there are many other human resources related questions out there and we are working on getting you answers in time for the next in- person town hall coming up in July – more to come on that topic here in a bit. To prepare for our next Town Hall we would appreciate you sending to Human Resources any questions you have so that we can prepare for an effective meeting. In other news, I’m pleased to announce The Puget Sound Business Journal has named HomeStreet Bank to their 2024 Top Corporate Philanthropists List. The award celebrates our work in supporting local non-profits focused on affordable housing, basic needs, and economic development. Because of our volunteers, we’ve been a part of this list for several years now, so thank you for taking the time to spend quality time in our communities. If you happen to be looking for an opportunity to volunteer in the Seattle area, one of the non-profits we support has an event next month. We’ll be sponsoring the 2025 Ballard Seafood Fest the weekend of July 12th and 13th. As a volunteer, you’ll engage with attendees, play games with kids, hand out HomeStreet branded giveaways, and provide information about our bank to community members who attend this popular event. You will also receive a HomeStreet Bank T-shirt along with other goodies. Contact Nathan Messerschmidt at the Ballard Branch if you’d like to participate. Before taking your questions, let’s talk briefly about the second upcoming Town Hall in Seattle with C.J. and myself. On July the 16th from 10:00 am - 11:30am, we’ll be hosting another in-person meeting that will feature C.J. and several of the Mechanics Bank executives. The format will be the same as last time – C.J. and I will open it up with a fireside chat question and answer session and then we’ll take questions from those of you who attend in person or are watching through WebEx. If you have questions you’d like to submit in advance and we would like them, please send them to asktheceo@homestreet.com. I encourage you to do this because it gives us time to research and get you a complete answer in advance of the meeting. And with that, I would be happy to take any questions at this time. If you have not already done so, please type your question in the Q&A panel to the right and we will start answering questions. Let me get set up here. Sorry, we’re having a little bit of a problem right now with Webex. The Q&A panel is not showing up on my screen. Let me quickly check asktheceo@homestreet.com, which you can still use if you have a question. I don’t show any questions yet, through email asktheCEO@homestreet.com again. I apologize if you've already entered your question on the side panel, I'm just not seeing it on my on my machine so until we get it fixed, if you have put a question in through Webex, could you repeat the question through email at asktheceo@homestreet.com. I don't show any questions. Maybe that means you don't have any today and we've done a great job at communicating. If you had a question and you weren't able to get it answered, please send it to asktheceo@homestreet.com and we'll get back to you. But with that, I guess we'll just close the meeting today. I hope you're all feeling as good as I am about the progress of where we're at with the merger. And thank you again for everything you're doing for HomeStreet. We'll talk to you next month. Cautionary Note Regarding Forward Looking Statements When used in this press release and in other documents filed with or furnished to the U.S. Securities and Exchange Commission (the “SEC”), in press releases or other public shareholder communications, or in oral statements made with the approval of an authorized executive officer, the words or phrases “believes,” “expects,” “anticipates,” “plans,” “trend,” “objective,” “continue,” or similar expressions or future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “may” or similar expressions are intended to identify “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. You are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date such statements are made. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Mechanics Bank, HomeStreet and HomeStreet Bank (the “Transaction”), including future financial and operating results, and the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. These forward-looking statements are subject to risks, uncertainties, assumptions, estimates, and other important factors that may cause actual results to differ materially from those projected. In addition to factors previously disclosed in HomeStreet’s reports filed with the SEC, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: a) the occurrence of any event, change, or other circumstance that could give rise to the right of one or all of the parties to terminate the Merger Agreement; b) the outcome of any legal proceedings that may be instituted against Mechanics Bank, HomeStreet or HomeStreet Bank; c) the possibility that the Transaction does not close when expected or at all because required regulatory, shareholder, or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the Transaction); d) the risk that the benefits from the Transaction may not be fully realized or may take longer to realize than expected, including as a result of changes in, or problems arising from, general economic and market conditions, tariffs, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which Mechanics Bank, HomeStreet and HomeStreet Bank operate; e) changes in asset quality and credit risk; f) the inability to sustain revenue and earnings growth; g) customer borrowing, repayment, investment and deposit practices; h) customer disintermediation; i) the ability to promptly and effectively integrate the businesses of Mechanics Bank, HomeStreet and HomeStreet Bank; j) the possibility that the Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; k) reputational risk and potential adverse reactions of Mechanics Bank’s, HomeStreet’s or HomeStreet Bank’s customers, employees or other business partners, including those resulting from the announcement or completion of the Transaction; l) the dilution caused by HomeStreet’s issuance of additional shares of its capital stock in connection with the Transaction; m) and the diversion of management’s attention and time from ongoing business operations and opportunities on Transaction-related matters. These factors are not necessarily all of the factors that could cause Mechanics Bank’s, HomeStreet’s, HomeStreet Bank’s or the combined company’s actual results, performance, or achievements to differ materially from those expressed in or implied by any of the forward-looking statements. Other factors, including unknown or unpredictable factors, also could significantly harm Mechanics Bank’s, HomeStreet’s, HomeStreet Bank’s or the combined company’s results. Forward-looking statements speak only as of the date they are made and Mechanics Bank, HomeStreet and HomeStreet Bank do not undertake or assume any obligation to update any of these statements to reflect actual results, new information or future events, changes in assumptions, or changes in other factors affecting forward- looking statements, except to the extent required by applicable law. If Mechanics Bank, HomeStreet or HomeStreet Bank update one or more forward-looking statements, no inference should be drawn that Mechanics Bank, HomeStreet or HomeStreet Bank will make additional updates with respect to those or other forward-looking statements. Further information regarding HomeStreet and HomeStreet Bank, and factors which could affect the forward-looking statements contained herein can be found in HomeStreet’s filings with the SEC. No Offer or Solicitation This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Additional Information about the Transaction and Where to Find It

In connection with the Transaction, HomeStreet will file with the SEC a Registration Statement on Form S-4 to register the shares of HomeStreet (which will be renamed Mechanics Bancorp following the closing) capital stock to be issued in connection with the Transaction. The Registration Statement will include a consent solicitation statement of Mechanics Bank and a proxy statement of HomeStreet that also constitutes a prospectus. The definitive joint consent solicitation statement/proxy statement/prospectus will be sent to the shareholders of HomeStreet seeking their approval of the Transaction and other related matters and to shareholders of Mechanics Bank. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT CONSENT SOLICITATION STATEMENT/PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 WHEN IT BECOMES AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE CONSENT SOLICITATION STATEMENT/JOINT PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING HOMESTREET, HOMESTREET BANK, MECHANICS BANK, THE TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by HomeStreet through the website maintained by the SEC at http://www.sec.gov or from HomeStreet at its website, https://ir.homestreet.com/sec-filings/all-filings/default.aspx. Documents filed with the SEC by HomeStreet will be available free of charge by accessing the “Investor Relations” page of HomeStreet’s website at https://ir.homestreet.com/sec-filings/all-filings/default.aspx. Participants in the Solicitation Mechanics Bank, HomeStreet and certain of HomeStreet’s directors and executive officers may be deemed to be participants in the solicitation of proxies from HomeStreet’s shareholders in connection with the Transaction. Information about the interests of the persons who may be deemed to be participants in the solicitation of shareholders of HomeStreet in connection with the Transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the joint consent solicitation statement/proxy statement/prospectus related to the Transaction, which will be filed by HomeStreet with the SEC. Information about the directors and executive officers of HomeStreet, their ownership of HomeStreet common stock, and HomeStreet’s transactions with related persons is set forth in the sections entitled “Corporate Governance” “2024 Executive Compensation Program,” “2024 Summary Compensation Table,” “Certain Relationships and Related Transactions” and “Principal Shareholders” in the definitive proxy statement filed in connection with HomeStreet’s meeting of shareholders, which was held on May 29, 2025, as filed with the SEC on Schedule 14A on April 15, 2025 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0001518715/000151871525000066/hmst-20250415.htm). To the extent holdings of HomeStreet common stock by the directors and executive officers of HomeStreet have changed from the amounts held by such persons as reflected therein, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Free copies of these documents may be obtained as described above.

Cautionary Note Regarding Forward Looking Statements When used in this press release and in other documents filed with or furnished to the U.S. Securities and Exchange Commission (the “SEC”), in press releases or other public shareholder communications, or in oral statements made with the approval of an authorized executive officer, the words or phrases “believes,” “expects,” “anticipates,” “plans,” “trend,” “objective,” “continue,” or similar expressions or future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “may” or similar expressions are intended to identify “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. You are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date such statements are made. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Mechanics Bank, HomeStreet and HomeStreet Bank (the “Transaction”), including future financial and operating results, and the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. These forward-looking statements are subject to risks, uncertainties, assumptions, estimates, and other important factors that may cause actual results to differ materially from those projected. In addition to factors previously disclosed in HomeStreet’s reports filed with the SEC, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: a) the occurrence of any event, change, or other circumstance that could give rise to the right of one or all of the parties to terminate the Merger Agreement; b) the outcome of any legal proceedings that may be instituted against Mechanics Bank, HomeStreet or HomeStreet Bank; c) the possibility that the Transaction does not close when expected or at all because required regulatory, shareholder, or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the Transaction); d) the risk that the benefits from the Transaction may not be fully realized or may take longer to realize than expected, including as a result of changes in, or problems arising from, general economic and market conditions, tariffs, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which Mechanics Bank, HomeStreet and HomeStreet Bank operate; e) changes in asset quality and credit risk; f) the inability to sustain revenue and earnings growth; g) customer borrowing, repayment, investment and deposit practices; h) customer disintermediation; i) the ability to promptly and effectively integrate the businesses of Mechanics Bank, HomeStreet and HomeStreet Bank; j) the possibility that the Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; k) reputational risk and potential adverse reactions of Mechanics Bank’s, HomeStreet’s or HomeStreet Bank’s customers, employees or other business partners, including those resulting from the announcement or completion of the Transaction; l) the dilution caused by HomeStreet’s issuance of additional shares of its capital stock in connection with the Transaction; m) and the diversion of management’s attention and time from ongoing business operations and opportunities on Transaction-related matters. These factors are not necessarily all of the factors that could cause Mechanics Bank’s, HomeStreet’s, HomeStreet Bank’s or the combined company’s actual results, performance, or achievements to differ materially from those expressed in or implied by any of the forward-looking statements. Other factors, including unknown or unpredictable factors, also could significantly harm Mechanics Bank’s, HomeStreet’s, HomeStreet Bank’s or the combined company’s results. Forward-looking statements speak only as of the date they are made and Mechanics Bank, HomeStreet and HomeStreet Bank do not undertake or assume any obligation to update any of these statements to reflect actual results, new information or future events, changes in assumptions, or changes in other factors affecting forward-looking statements, except to the extent required by applicable law. If Mechanics Bank, HomeStreet or HomeStreet Bank update one or more forward-looking statements, no inference should be drawn that Mechanics Bank, HomeStreet or HomeStreet Bank will make additional updates with respect to those or other forward-looking statements. Further information regarding HomeStreet and HomeStreet Bank, and factors which could affect the forward-looking statements contained herein can be found in HomeStreet’s filings with the SEC.

No Offer or Solicitation This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Additional Information about the Transaction and Where to Find It In connection with the Transaction, HomeStreet will file with the SEC a Registration Statement on Form S-4 to register the shares of HomeStreet (which will be renamed Mechanics Bancorp following the closing) capital stock to be issued in connection with the Transaction. The Registration Statement will include a consent solicitation statement of Mechanics Bank and a proxy statement of HomeStreet that also constitutes a prospectus. The definitive joint consent solicitation statement/proxy statement/prospectus will be sent to the shareholders of HomeStreet seeking their approval of the Transaction and other related matters and to shareholders of Mechanics Bank. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT CONSENT SOLICITATION STATEMENT/PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 WHEN IT BECOMES AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE CONSENT SOLICITATION STATEMENT/JOINT PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING HOMESTREET, HOMESTREET BANK, MECHANICS BANK, THE TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by HomeStreet through the website maintained by the SEC at http://www.sec.gov or from HomeStreet at its website, https://ir.homestreet.com/sec-filings/all-filings/default.aspx. Documents filed with the SEC by HomeStreet will be available free of charge by accessing the “Investor Relations” page of HomeStreet’s website at https://ir.homestreet.com/sec-filings/all-filings/default.aspx. Participants in the Solicitation Mechanics Bank, HomeStreet and certain of HomeStreet’s directors and executive officers may be deemed to be participants in the solicitation of proxies from HomeStreet’s shareholders in connection with the Transaction. Information about the interests of the persons who may be deemed to be participants in the solicitation of shareholders of HomeStreet in connection with the Transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the joint consent solicitation statement/proxy statement/prospectus related to the Transaction, which will be filed by HomeStreet with the SEC. Information about the directors and executive officers of HomeStreet, their ownership of HomeStreet common stock, and HomeStreet’s transactions with related persons is set forth in the sections entitled “Corporate Governance” “2024 Executive Compensation Program,” “2024 Summary Compensation Table,” “Certain Relationships and Related Transactions” and “Principal Shareholders” in the definitive proxy statement filed in connection with HomeStreet’s meeting of shareholders, which was held on May 29, 2025, as filed with the SEC on Schedule 14A on April 15, 2025 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0001518715/000151871525000066/hmst-20250415.htm). To the extent holdings of HomeStreet common stock by the directors and executive officers of HomeStreet have changed from the amounts held by such persons as reflected therein, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Free copies of these documents may be obtained as described above.